Mail Stop 3561

December 28, 2006

Max A. Coon, President
Maxco, Inc.
1005 Charlevoix Drive, Suite 100
Grand Ledge, MI 48837

> **Re: Maxco, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 15, 2006**
> **File No. 0-02762**

Dear Mr. Coon:

We have limited our review of your filing to the issue we have addressed in our comment. Where indicated, we think you should revise your document in response to our comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Background of the Transaction, page 16

1. Please revise your disclosure to include a summary of the fairness opinion provided by GBQ. In this regard, please revise to disclose all material analyses, studies and investigations that were performed and whether you imposed any limitation on the scope of the fairness opinion or provided any instructions to GBQ with respect to the fairness opinion. Please ensure you also include sufficient disclosure so that the reader can understand and analyze the data. Please refer to Item 14(b)(6) of Schedule 14A.

***

As appropriate, please amend your filing and respond to our comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Scott Anderegg, Attorney, at (202) 551-3342, Ellie Quarles, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: J. Michael Warren
Warren, Cameron, Asciutto &
Blackmer, P.C.